UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 27, 2010

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and nine months ended

30 September 2010, prepared in accordance with US GAAP

USD in lakhs except share data

	Three months ended September 30		Nine months ended September 30		Year ended December 31
	2010 (Unaudited)	2009 (Unaudited)	2010 (Unaudited)	2009 (Unaudited)	2009 (Audited)

Net Revenues	1,788	1,672	5,186	4,858	6,559
Cost of revenues	1,182	1,052	3,335	3,157	4,213
Gross profit	606	620	1,851	1,701	2,346
Selling, general and administrative expenses	332	327	991	898	1,243
Foreign exchange (gain)/loss, net	(48)	22	(139)	130	97
Operating income	322	271	999	673	1,006
Interest and dividend income	28	28	112	82	112
Interest expense	(3)	(3)	(8)	(12)	(15)
Interest expense reversed	—	18	—	16	28
Gain on sale of investments, net	5	9	32	94	95
Equity in losses of affiliates	(1)	—	(1)	—	—
Other income/ (expenses), net	(4)	7	4	17	19
Income before income taxes	347	330	1,138	870	1,245
Income taxes	61	(27)	200	77	47
Net Income	286	357	938	793	1,198
Earnings per share
- Basic	$0.22	$0.28	$0.72	$0.62	$0.93
- Diluted	$0.21	$0.27	$0.70	$0.61	$0.92
Weighted average number of common shares used in computing earnings per share
- Basic	130,424,874	128,163,437	129,750,565	128,124,961	128,254,916
- Diluted	133,862,898	131,290,834	133,633,044	129,411,346	130,241,085
Total assets	8,327	8,351	8,327	8,351	9,012
Cash and cash equivalents	855	576	855	576	635
Investments	2,323	3,251	2,323	3,251	3,842

Notes:

1                 The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared in accordance with the accounting principles generally accepted in the United States of America (‘US GAAP’). All inter-company transactions have been eliminated on consolidation.

2                 During the three months ended 30 September 2009, the US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2005 and 2006 of Patni Americas Inc. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for subsequent years based on the experience gained from the tax examination. Accordingly, the following amounts have been included in the income statement for the three months ended 30 September 2009:

Three months ended 30 September 2009
Reduction of accrual for payroll taxes (1)	(12)
Reduction in interest expense (2)	(18)
Reduction in other expense (3)	(2)
Reduction in income taxes - current	(94)
Increase in income taxes - deferred	12
(114)

(1) Included under Cost of revenues

(2) Included under Interest expense reversed

(3) Included under Other income/(expense)

3                 In December 2008, the Company received a demand of approximately 4,587 for the Assessment Year (A.Y.) 2003-04 including an interest demand of 2,586 ($102 including an interest demand of approximately $58) and another demand in January 2009 of approximately 11,330 for the A. Y. 2005-06 including an interest demand of approximately 4,225 ($252 including an interest demand of approximately $94). These new demands concerns the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961(‘ACT’) as per earlier assessments. Subsequently, in June 2010, the Company has filed an further extension for stay of demand.

As per stay of demand order, till September 2010, the Company has paid sum of 660 ($15) for the A. Y. 2003-04 and 2,391 ($53) for the A. Y. 2005-06 as regards the matter under appeal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

The tax department had earlier rejected the Company’s claim under section 10A of the Act and raised a demand of approximately 6,302 ($140 including an interest demand of approximately $42) for A.Y. 2004-05 and 2,617 ($ 58 including an interest demand of approximately $ 31) for A.Y. 2002-03 in December 2006 and December 2007, respectively. However on appeal, in 2008 the CIT (Appeals) had allowed the claim under section 10A of the Act. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of A. Y. 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In December 2009 the Income tax department has issued draft assessment order for A.Y. 2006-07 disallowing 10A deduction of the Indian Income Tax Act, 1961 as per the earlier assessments, as well as making a Transfer Pricing Adjustment for the Company’s BPO operations. The company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

4                 The Company’s Board of Directors approved special interim dividend of 63 per equity share of 2/- each in their meeting held on 13 August 2010. The record date for the purpose of payment of special interim dividend was fixed as 31 August 2010. The total amount paid was $2,066 (including divdend tax of $ 294).

5                 Previous period’s figures have been appropriately reclassified/regrouped to conform to the current period’s presentation.

6                 The above summary of consolidated financial results was taken on record by the Board of Directors at its adjourned meeting held on 27 October 2010.

1

Summary of financial statements prepared as per US GAAP - Convenience translation (Unaudited)

 in lakhs except share data

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2010	2009	2010	2009	2009
Exchange Rate ()	44.56	48.09	44.56	48.09	46.40
Net Revenues	79,667	80,402	231,113	233,594	304,346
Cost of revenues	52,669	50,567	148,622	151,813	195,487
Gross profit	26,998	29,835	82,491	81,781	108,859
Selling, general and administrative expenses	14,798	15,718	44,152	43,203	57,665
Foreign exchange (gain)/loss, net	(2,167)	1,086	(6,189)	6,200	4,497
Operating income	14,367	13,031	44,528	32,378	46,697
Interest and dividend income	1,232	1,353	4,983	3,911	5,208
Interest expense	(124)	(154)	(366)	(580)	(693)
Interest expense reversed	—	881	—	777	1,303
Gain on sale of investments, net	233	427	1,428	4,528	4,393
Equity in losses of affiliates	(51)	—	(51)	—	—
Other income/ (expenses), net	(171)	327	182	812	879
Income before income taxes	15,486	15,865	50,704	41,826	57,787
Income taxes	2,679	(1,292)	8,912	3,692	2,208
Net Income	12,807	17,157	41,792	38,134	55,579
Earnings per share
- Basic	9.82	13.39	32.21	29.76	43.33
- Diluted	9.51	13.07	31.21	29.47	42.67
Total assets	371,038	401,600	371,038	401,600	418,148
Cash and cash equivalents	38,097	27,722	38,097	27,722	29,445
Investments	103,514	156,363	103,514	156,363	178,268

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all. Investors are cautioned not to rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Jeya Kumar
27 October 2010	Chief Executive Officer

2

Audited consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and nine months ended 30 September 2010, as per Indian GAAP.

 in lakhs except share data

	Quarter ended 30 September				Nine months ended 30 September				Year ended 31 December
	2010 (Audited)		2009 (Audited)		2010 (Audited)		2009 (Audited)		2009 (Audited)

Income
Sales and service income		82,270		80,173		236,721		235,781		314,615
Other operating income		3,573		(916)		9,400		(4,584)		(2,835)
		85,843		79,257		246,121		231,197		311,780

Expenditure
Personnel costs		48,758		47,343		139,767		138,539		183,573
Selling, general and administration costs		17,946		15,326		50,112		48,017		64,435
Depreciation (net of transfer from revaluation reserves)		3,142		3,115		8,913		11,404		14,208
		69,846		65,784		198,792		197,960		262,216

Profit from Operations before Other Income and Interest		15,997		13,473		47,329		33,237		49,564
Other income		1,315		2,628		5,965		9,188		11,081
Profit Before Interest		17,312		16,101		53,294		42,425		60,645

Interest costs		128		155		375		637		772
Profit from Ordinary Activities before tax		17,184		15,946		52,919		41,788		59,873

Provision for taxation	4,595		1,452		13,156		6,534		5,445
MAT credit entitlement	(1,856)	2,739	(2,270)	(818)	(5,060)	8,096	(2,999)	3,535	(4,391)	1,054
Provision for taxation-Fringe benefits		—		(94)		—		147		158
Net profit for the period/year		14,445		16,858		44,823		38,106		58,661

Paid up equity share capital (Face value per equity share of 2 each)		2,620		2,566		2,620		2,566		2,583

Reserves excluding revaluation reserves										350,590
Earnings per equity share of 2 each
- Basic		11.08		13.15		34.55		29.74		45.74
- Diluted		10.77		12.83		33.44		29.36		44.93
Dividend per share (Face value per equity share of 2 each)		63.00				63.00				3.00

Notes:

1                 The consolidated financial statements of Patni Computer Systems Limited, its subsidiaries and Joint Venture have been prepared in accordance with the principles and procedures as prescribed by the Accounting Standards on Consolidated Financial Statements and Financial Reporting of Interests in Joint Ventures, mandated by Rule 3 of the Companies (Accounting Standards) Rules, 2006 issued by the Central Government, in consultation with National Advisory Committee on Accounting Standards (‘NACAS’), the provisions of the Companies Act, 1956, and guidelines issued by the Securities and Exchange Board of India (‘SEBI’).

2                 In June 2010, Patni Computer Systems Japan Inc. has entered into a Joint Venture Agreement (49% stake) with J R Kyushu System Solutions Inc. The Joint Venture Company J R Kyushu Patni Systems Inc. has been incorporated on 1 July 2010 in Japan. In September 2010, a new subsidiary, Patni Computer Systems (Suzhou) Ltd., has been incorporated in China.

3                 The financial statements of Patni Computer Systems Limited, its subsidiaries and Joint Venture have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered. The amounts shown in respect of accumulated reserves comprise of the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries. The interest in Joint Venture is reported using proportionate consolidation method. Consolidated financial statements are prepared using uniform accounting policies across the Group.

4                 The subsidiaries considered in the consolidated financial statements as of 30 September 2010 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc., Patni Computer Systems (Czech) s.r.o, Patni Computer Systems Brasil Ltda (upto 27 January 2010), PCS Computer Systems Mexico SA de CV, Patni (Singapore) Pte. Ltd., Patni Computer Systems Japan Inc., CHCS Services Inc., Patni Computer Systems (Suzhou) Ltd. and in addition, the joint venture company, J R Kyushu Patni Systems Inc. (49% stake) has also been consolidated in the said financial statements.

5                 Investor complaints for the quarter ended 30 September 2010:

Pending as of 1 July 2010	Received during the quarter	Disposed off during the quarter	Unresolved at the end of the quarter
—	86	86	—

6                 Statement of Utilisation of ADS Funds as of 30 September 2010:

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699

Deployment :
1 Held as short term investments			9,034
2 Utilised for Capital expenditure for office facilities			43,457
3 Exchange loss			1,208
Total			53,699

3

7                  Total Public Shareholding*

	As of 30 September		As of 31 December
	2010	2009	2009
- Number of Shares	70,884,415	66,344,830	69,034,830
- Percentage of Shareholding	54.12%	51.70%	53.46%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt shareholders).

Promoters and Promoter group Shareholding

		As of 30 September		As of 31 December
		2010	2009	2009
a)	Pledge/Encumbered
-	Number of shares	Nil	Nil	Nil
-	Percentage of shares (as a % of the total shareholding of promoters and promoter group)	Nil	Nil	Nil
-	Percentage of shares (as a % of the total share capital of the Company)	Nil	Nil	Nil
B)	Non-encumbered
-	Number of shares	60,091,202	61,974,202	60,091,202
-	Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100.00%	100.00%	100.00%
-	Percentage of shares (as a % of the total share capital of the Company)	45.88%	48.30%	46.54%

8                  Paid up equity share capital does not include   242 (December 2009 :  Nil) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

9                  During the three months ended 30 September 2009, U. S. Internal Revenue Service (‘IRS’) completed it’s assessment of tax returns for the years ended 2005 and 2006 of Patni Americas Inc. The settlement with the IRS for these years addressed issues relating to payroll tax, transfer pricing and other income tax matters. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for later years based on the experience gained from the tax examination and accordingly the following amounts have been included in the income statement during the three months ended 30 September 2009:

Three months ended 30 September 2009
Decrease of accrual for Payroll taxes (1)	(566)
Reversal of interest expenses (2)	(894)
Reduction of Other expense (3)	(113)
Reduction of income taxes -current	(4,561)
Increase in income taxes -deferred	584
Total	(5,550)

(1)    Included in personnel costs

(2)    Included in Other Income - Interest from Others

(3)    Included in Selling, general and administration costs

10            In December 2008, the Company received a demand of approximately 4,587 for the Assessment Year (A.Y.) 2003-04 including an interest demand of 2,586 and another demand in January 2009 of approximately 11,330 for the A. Y. 2005-06 including an interest demand of approximately 4,225. These new demands concerns the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961(‘ACT’) as per earlier assessments. Subsequently, in June 2010, the Company has filed an extension for stay of demand. As per stay of demand order, till September 2010, the Company has paid sum of 660 for the A. Y. 2003-04 and 2,391 for the A. Y. 2005-06 as regards the matter under appeal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

The Tax department had earlier rejected the Company’s claim under section 10A and raised a demand  of 6,302 for A. Y. 2004-05 and 2,617 for A. Y. 2002-03 in December 2006 and December 2007 respectively. However on appeal in 2008, the CIT (Appeals) had allowed the claim under section 10A of the Income Tax Act, 1961.The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of A. Y. 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

In December 2009 the Income tax department has issued draft assessment order for A. Y. 2006-07 disallowing 10A deduction  of the Indian Income Tax Act,1961 as per the earlier assessments, as well as making a Transfer Pricing Adjustment for BPO operations of the Company. The Company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the IncomeTax Act, 1961. Management considers these disallowances as not tenable against the Company and in absence of any demand raised at this juncture, no provision is required.

Certain other income tax related legal proceedings  are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

11            The Finance Act, 2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending 31 March 2011 or 10 years after the commencement of a Company’s undertaking. The fringe benefit tax has also been abolished w.e.f. 1 April 2009.

12            The Company’s Board of Directors approved special interim dividend of 63 per equity share of 2/- each in their meeting held on 13 August 2010. The record date for the purpose of payment of special interim dividend was fixed as 31 August 2010. The total amount paid in September 2010 as dividend and dividend distibution tax was 82,444 and 13,693 respectively.

4

13            Segment Information:

Particulars	Financial services	Insurance	Manufacturing, Retail & Distribution	Communications, Media & Utilities	Product Engineering	Total
For the three months ended 30 September 2010
Sales and service income	9,410	25,290	24,445	9,011	14,114	82,270
For the nine months ended 30 September 2010
Sales and service income	27,666	71,048	71,278	27,394	39,335	236,721
Balances as at 30 September 2010
Sundry debtors	6,176	14,867	18,051	8,494	8,364	55,952
Unbilled revenue	1,261	3,317	4,828	3,135	3,137	15,678
Billings in excess of cost and estimated earnings	(109)	(51)	(693)	(167)	(5,111)	(6,131)
Advance from customers	(152)	(54)	(211)	(85)	(93)	(595)

Particulars	Financial services	Insurance	Manufacturing, Retail & Distribution	Communications, Media & Utilities	Product Engineering	Total
For the three months ended 30 September 2009
Sales and service income	9,835	25,159	22,702	10,726	11,751	80,173
For the nine months ended 30 September 2009
Sales and service income	31,319	69,869	66,577	32,534	35,482	235,781
Balances as at 31 December 2009
Sundry debtors	6,269	11,734	18,475	7,924	6,495	50,897
Unbilled revenue	1,047	1,199	3,245	2,523	1,168	9,182
Billings in excess of cost and estimated earnings	(123)	(140)	(1,148)	(465)	(784)	(2,660)
Advance from customers	(152)	(26)	(216)	(115)	(37)	(546)

Industry segments of the Group comprise financial services, insurance services, manufacturing, retail and distribution companies, communications, media and utilities, and technology services (comprising product engineering). The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Property, plant and equipment used in the Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the property, plant and equipment and services are used interchangeably between segments.

14            Previous period’s figures have been appropriately reclassified/regrouped to conform to the current period’s presentation.

15            The above statement of financial results was reviewed by the Audit Committee and approved by the Board of Directors at its adjourned meeting held on 27 October 2010.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Jeya Kumar
27 October 2010	Chief Executive Officer

5

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

 lakhs

	Quarter Ended 30 September		Nine months ended 30 September		Year ended 31 December
	2010	2009	2010	2009	2009
	—	—	—	1	—
Consolidated net income as per Indian GAAP	14,445	16,858	44,823	38,107	58,661
Income taxes	(18)	541	(970)	777	(318)
Foreign currency differences	(133)	181	(247)	669	509
Employee retirement benefits	(220)	427	757	(535)	(419)
ESOP related Compensation Cost	(233)	(336)	(481)	(394)	(471)
Impairment of Intangibles	—	—	—	1,396	1,396
Business acquisition	(289)	(261)	(846)	(650)	(903)
Others	(38)	(55)	(28)	8	(4)
Total	(931)	497	(1,815)	1,271	(210)
Consolidated net income as per US GAAP	13,514	17,355	43,008	39,378	58,451

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financial statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

6

Audited  financial results of Patni Computer Systems Limited for the quarter and nine months ended 30 September 2010, as per Indian GAAP (Standalone)

 in Lakhs except share data

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2010	2009	2010	2009	2009
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)

Income	48,210	43,492	139,650	127,193	173,486
Sales and service income	3,644	(704)	9,175	(5,064)	(3,161)
Other operating income	51,854	42,788	148,825	122,129	170,325

Expenditure	24,343	21,642	67,744	60,251	81,247
Personnel costs	8,782	8,060	26,395	22,752	31,114
Selling, general and administration costs	2,360	2,462	7,007	6,992	9,198
Depreciation (net of transfer from revaluation reserves)	35,485	32,164	101,146	89,995	121,559

Profit from operations before Other Income and Interest	16,369	10,624	47,679	32,134	48,766
Other income	1,247	1,686	5,790	8,233	10,087
Profit before interest	17,616	12,310	53,469	40,367	58,853
Interest costs	126	152	368	554	674
Profit from Ordinary Activities before tax	17,490	12,158	53,101	39,813	58,179

Provision for taxation	4,524	4,161	12,657	9,080	8,108
MAT credit entitlement	(1,856)	(2,270)	(5,515)	(2,949)	(4,342)
Net provision for taxation	2,668	1,891	7,142	6,131	3,766
Provision for taxation - Fringe benefits	—	(85)	—	129	140
Profit after taxation	14,822	10,352	45,959	33,553	54,273

Paid up equity share capital (Face value per equity share of 2 each)	2,620	2,566	2,620	2,566	2,583
Reserves excluding revaluation reserves					316,592

Earnings per equity share of 2 each
- Basic	11.36	8.08	35.42	26.19	42.32
- Diluted	11.04	7.85	34.27	25.78	41.47
Dividend per share (Face value per equity share of 2 each)	63.00	—	63.00	—	3.00

Notes :

1    Investor complaints for the quarter ended 30 September 2010:

Pending as on 1 July 2010	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter

—	86	86	—

2    Statement of Utilisation of ADS Funds as of 30 September 2010

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $ 20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699
Deployment :
1 Held as short term investments			9,034
2 Utilised for Capital expenditure for office facilities			43,457
3 Exchange loss			1,208
Total			53,699

7

Audited  financial results of Patni Computer Systems Limited for the quarter and nine months ended 30 September 2010, as per Indian GAAP (Standalone) (Contd.)

3    Total Public Shareholding *

	As of 30 September		As of 31 December
	2010	2009	2009
- Number of Shares	70,884,415	66,344,830	69,034,830
- Percentage of Shareholding	54.12%	51.70%	53.46%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement ( excludes shares held by founders ).

4    Promoters and Promoter group Shareholding

	As of 30 September		As of 31 December
	2010	2009	2009
a) Pledge/Encumbered
- Number of shares	Nil	Nil	Nil
- Percentage of shares (as a % of the total shareholding of promoter group)	Nil	Nil	Nil
- Percentage of shares (as a % of the total share capital of the Company)	Nil	Nil	Nil
B) Non-encumbered
- Number of shares	60,091,202	61,974,202	60,091,202
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100%	100%	100%
- Percentage of shares (as a % of the total share capital of the Company)	45.88%	48.30%	46.54%

5             Paid up equity share capital does not include   242 ( December 2009 :  Nil) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

6             In December 2008, the Company received a Demand of approximately   4,587 for the Assessment Year 2003-04 including an interest demand of   2,586 and another Demand in January 2009 of approximately   11,330 for the Assessment Year 2005-06 including an interest demand of approximately   4,225. These new demands concern the same issue of disallowance of tax benefits under Section 10A  of the Indian Income Tax Act, 1961 as per the earlier assessments. The Company has filed an appeal with the tax authorities for stay of demand.  As per stay of demand order, till June 2010 the Company has paid sum of   660 for the Assessment Year 2003-04 and   2,391 for the Assessment year 2005-06 as such the matter is under appeal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The Tax department had earlier rejected the Company’s claim under section 10A and raised a demand  of  6,302 for Assessment Year 2004-05 and  2,617 for Assessment Year 2002-03 in December 2006 and December 2007 respectively. However, on appeal in 2008, the CIT (Appeals) had allowed the claim under section 10A of the Income Tax Act, 1961. The Indian Income tax department has appealed against the CIT (Appeals) orders in respect of Assessment Year 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and therefore, no provision for this tax contingency has been established.

In December 2009, the Income tax department has issued draft assessment order for Assessment Year 2006-07 disallowing 10A deduction  of the Indian Income Tax Act,1961 as per the earlier assessments, as well as making a Transfer Pricing Adjustment for BPO operations of the Company. The Company has filed the objections against the draft order before the Dispute Resolution Panel (DRP) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company and in absence of any demand raised at this juncture, no provision is required.

Certain other income tax related legal proceedings  are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

7             The Company’s Board of Directors approved special interim dividend of  63 per equity share of  2  each in their meeting held on 13 August 2010. The record date for the purpose of payment of special interim dividend was fixed as 31 August 2010. The total amount paid in September 2010 as dividend and dividend tax was  82,444 and  13,693 respectively.

8             The Finance Act, 2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending 31 March 2011 or 10 years after the commencement of a Company’s undertaking. The fringe benefit tax has also been abolished w.e.f. 1 April 2009.

9             Previous period figures have been appropriately reclassified / regrouped to conform to the current period’s presentations.

10       The above statement of financial results was reviewed by the Audit Committee and approved by the Board of Directors at the adjourned meeting held on 27 October 2010.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Mr. Jeya Kumar
27 October 2010	Chief Executive Officer

8

Press Release

Patni’s Q3 2010 Revenue up 6.7% QoQ

Mumbai, India, October 27, 2010: Patni Computer Systems Limited (Patni) today announced its financial results for the third quarter ended 30th September 2010

*Important Note:  In Q3 2009, based on prior years tax reviews by IRS, which were concluded during the quarter, certain provisions had been reversed resulting in one time increase in gross profit of US$ 1.2 million, other income of US$ 2.1 million and decrease in tax expense of US$ 8.1 million. Consequently, profit after tax was increased by US$ 11.4 million for the quarter. Variations in Patni’s Q3 2009 financial performance as a result of such write backs have been referred to as “Extra Ordinary Items” in this press release. Financial Performance excluding these Extra ordinary items has also been considered for comparative performance review in this release.

Performance Highlights for the quarter ended September 30,2010

•                  Revenues for the quarter at US$ 178.8 million (7,966.7 million)

•                  Up 6.7% QoQ from US$ 167.6 million (7,776.3 million)

•                  Up 6.9% YoY from US$ 167.2 million (8,040.2 million)

•                  Revenue concentration of Top 10 customers remained unchanged at 48.5% from 48.6% in previous quarter.

•                  Operating Income for the quarter at US$ 32.2 million (1,436.8 million)

•                  Up 2.4% QoQ from US$ 31.5 million (1,461.4 million)

•                  Up 19.0% YoY from US$ 27.1 million (1,303.1 million)

•                  Up 24.3% YoY from US$ 25.9 million (Excluding extra ordinary items)

•                  Net Income for the quarter at US$ 28.7 million (1,280.9 million)

•                  Down 9.4% QoQ from US$ 31.7 million (1,473.0 million)

•                  Down 19.4% YoY from US$ 35.7 million (1,715.7 million)

•                  Up 18.2% YoY from US$ 24.3 million (Excluding extra ordinary items)

•                  EPS for the quarter at US$ 0.22  per share (US$ 0.44 per ADS).

Future Outlook:

•                  Q4 CY2010 Revenues are expected to be at US$ 180 million to US$ 181 million and  Net Income (Excluding the hedging Gain/Loss) is  expected  to  be  in  the  range  of  US$ 22.5  million to US$ 23 million

•                  This guidance is based on constant Rupee -USD rate of 45.

•                  Mark to Market foreign exchange gain during Q4 2010 is expected to be in the range of US$ 1.5  million  based on current estimates. This may change depending on further currency movements during the quarter and will impact our Net Earnings accordingly.

Management Comments

Mr. Jeya Kumar, Chief Executive Officer, said, “Our performance during the quarter was in line with our expectations. The overall market environment is stable with a cautious outlook given the macroeconomic risks. We will have more visibility into IT spending budgets over next couple of months, including discretionary spending. Our portfolio balancing efforts are on track and we remain optimistic of our mid to long term growth prospects.”

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial Officer, said, “The overall results reflect cost and cash generation discipline besides growth through identified areas and balance across portfolio. We have also made the capital structure more efficient through one time special dividend to shareholders while keeping enough cash to make strategic investments in our business. Strongly appreciating Rupee remains an overall concern for the industry”.

Corporate Developments

Client Wins

•                  Patni signs new contract with Serco Learning to deliver leading edge information management platform for schools

Patni secured a seven-year contract for the development and delivery of ‘Progresso’— Serco’s new information management platform for schools. ‘Progresso’ is a centrally hosted management information platform that provides relevant data, tools and services directly to schools, parents and local authorities. It will reinforce Serco Learning’s position as a provider of high quality and innovative solutions in education, and over time will replace Serco’s existing platform — ‘Facility’. The ‘Progresso’ platform is being designed by Serco and developed by Patni and will be available at the end of 2011.

•                  Patni appointed to deliver application management services to the Codan Group in Scandinavia

Patni also secured a seven-figure contract over three years to provide managed services around some of Scandinavia’s core insurance platforms. The Codan Group is part of the insurance giant RSA Group and operates in Denmark, Sweden, and Norway.

Recognition:

•                  Patni named Weyerhaeuser’s ‘IT Supplier of the Year’ for second consecutive year

Patni was named the 2010 ‘IT Supplier of the Year’ by Weyerhaeuser, a leading forest products company, for the second year in a row. Weyerhaeuser’s selection was based on a comprehensive evaluation of its largest suppliers with respect to aspects like compliance, cost-effectiveness, quality of delivery, relationship management, and innovation.

Innovation:

•                  Patni enhances HIPAA 5010, ICD-10 offerings

Last quarter, Patni introduced enhanced versions of its HIPAA 5010 and ICD-10 assessment and migration service offerings. Leveraging the company’s extensive experience in the healthcare domain and its strategic alliance with Milliman consulting, Patni created an assessment framework designed to help healthcare organizations successfully convert from the HIPAA 4010 electronic transaction set to the 5010 set and from ICD-9 code sets to ICD-10.

 Appointments:

•                  Patni strengthens EMEA leadership team with key appointment

Patni announced the appointment of Avtar Sangha as its new Head of Delivery for the EMEA region. Avtar will be based in Patni’s EMEA headquarters at Heathrow and will be accountable for the delivery of services to all clients in the EMEA region.

•                  Patni appoints Sunil Chitale as Chief Strategy and Marketing Officer

Patni also announced the appointment of Sunil Chitale as Executive Vice President and Chief Strategy and Marketing Officer for the company. In his new role, Sunil will lead Patni’s M&A, marketing and strategic planning functions. Sunil began his career with Patni in 1985 and has managed large relationship portfolios, led the manufacturing vertical and led Patni’s Enterprise Software business globally.

•                  Patni appoints Apoorva Singh as Global Head — Infrastructure Management Services

Last quarter, Patni announced the appointment of Apoorva Singh as Senior Vice President and Global Head — Infrastructure Management Services. In his new role at Patni, Apoorva will be spearheading the Infrastructure Management Services vertical along with Patni’s Customer Interaction Services (CIS) division relating to technology-based support business.

•                  Patni appoints Manish Mehta as EVP and Chief Delivery Officer

Patni recently announced the appointment of Manish Mehta as EVP and Chief Delivery Officer- Applications Services. Manish will be part of the Executive Leadership team and will be responsible for Application Development & Maintenance, Enterprise Software, and System Integration functions.

•                  Patni appoints Steve Correa as Chief Human Resources Officer

In the last quarter, Patni announced an addition to its Executive Leadership Team with the appointment of Steve Correa as its Chief Human Resources Officer. Steve will play a key role in driving Patni’s innovation-led growth strategy throughout the organization. He will be responsible for Patni’s people and organization strategy, working in collaboration with the Executive Leadership Team.

(Figures in Million US$ except EPS and Share Data)

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME  - US GAAP  for the quarter / period ended

	GAAP					NON GAAP Sep 30 2009				GAAP	NON GAAP 2009
						Sep 30 2009 Extra		Sep 30 2009 (Excluding Extra			Extra		2009 (Excluding Extra
Particulars	Sep 30 2010	Sep 30 2009	YoY change %	Jun 30 2010	QoQ change %	Ordinary Items**		Ordinary Items)	YoY change %	2009 (Audited)	Ordinary Items**		Ordinary Items)
Revenue	178.8	167.2	6.9%	167.6	6.7%	—		167.2	6.9%	655.9	—		655.9
Cost of revenues	113.8	101.1	12.5%	104.6	8.8%	(1.2	)(1)	102.3	11.2%	405.1	(1.2	)(1)	406.2
Depreciation	4.4	4.0	9.7%	4.3	3.4%	—		4.0	9.7%	16.2	—		16.2
Gross Profit	60.6	62.0	-2.3%	58.7	3.2%	1.2		60.9	-0.5%	234.6	1.2		233.5
Sales and marketing expenses	15.4	14.2	8.8%	14.4	6.6%	—		14.2	8.8%	53.8	—		53.8
General and administrative expenses	17.9	18.0	-0.8%	17.1	4.2%	—		18.0	-0.8%	68.2	—		68.2
Provision for doubtful debts and advances	(0.0)	0.5	-108.2%	(0.1)	-55.0%	—		0.5	-108.2%	2.3	—		2.3
Foreign exchange (gain) / loss, net	(4.9)	2.3	-315.3%	(4.3)	14.2%	—		2.3	-315.3%	9.7	—		9.7
Operating income	32.2	27.1	19.0%	31.5	2.4%	1.2	(2)	25.9	24.3%	100.6	1.2	(2)	99.5
Other income / (expense), net	2.5	5.9	-57.4%	6.9	-63.8%	2.1	(3)	3.8	-34.4%	23.9	3.0	(3)	20.9
Income before income taxes	34.8	33.0	5.4%	38.4	-9.6%	3.2	(4)	29.8	16.8%	124.5	4.2	(4)	120.3
Income taxes	6.0	(2.7)	-323.7%	6.7	-10.1%	(8.1	)(5)	5.5	10.2%	4.8	(17.8	)(5)	22.6
Net income/(loss)	28.7	35.7	-19.4%	31.7	-9.4%	11.4	(6)	24.3	18.2%	119.8	22.0	(6)	97.8
Earning per share
- Basic	$0.22	$0.28	-20.8%	$0.24	-10.0%			$0.19	16.2%	$0.93			$0.76
- Diluted	$0.21	$0.27	-21.0%	$0.24	-9.5%			$0.19	16.0%	$0.92			$0.75
Weighted average number of common shares used in computing earnings per share
- Basic	130,424,874	128,163,437		129,562,441				128,163,437		128,254,916			128,254,916
- Diluted	133,862,898	131,290,834		133,835,341				131,290,834		130,241,085			130,241,085

**  Reviews of certain tax positions for previous years has resulted in net reversal leading to an increase in 2009 Gross Profit, Operating Income and Net Income.

(1) - Due to write back of provision for payroll taxes of earlier years

(2) - Impact of 1

(3) - Due to write back of provision for interest/ penalties of earlier years

(4) - Impact of 2 and 3

(5) - Due to write back of provision for income tax of earlier years

(6) - Impact of 4 and 5

Financial Statements Analysis:

Revenues

Revenues during the quarter were higher than guidance at US$ 178.8 million (7,966.7 million) representing a sequential increase of 6.7% and 6.9% on YoY basis in US dollar terms. Number of active clients were 282 at quarter end as compared to 280 in Q2 2010. New clients acquisitions during the quarter were 13. Number of $1 million clients has increased by 6 to total of 98 reflecting broad based growth.

Gross Margin

Gross Margins were at 33.9% or US$ 60.6 million (2,699.9 million) against 35.0% or US$ 58.7 million (2,724.4 million) in the previous quarter. Gross Margin is lower due to lower utilization sequentially.

Non cash expenses were US$ 5.7 million which includes depreciation and amortization expenses of US$ 5.4 million and stock option charge of US$ 0.3 million. Corresponding expenses for Q2 were US$ 4.8 million for depreciation and amortization and US$ 0.7 million for stock option charge.

Selling General and Administrative Expenses (SGA Expenses)

Sales and marketing expenses during the quarter were at US$ 15.4 million (686.1 million) at 8.6% in line with previous quarter.

G&A expenses during the quarter were at US$ 17.9 million (795.6 million) or 10.0% as compared to US$ 17.1 million (R795.0 million) at 10.2% during the previous quarter.

Non cash expenses is US$ 3.2 million which includes depreciation and amortization expenses at US$ 2.0 million for the quarter as against US$ 2.3 million in Q2 2010 and stock option charge at US$ 1.1 million for the quarter as compared to $1.4 million in previous quarter.

Foreign exchange gain/loss

The revaluation and mark to market foreign exchange gain for the quarter were at US$ 4.9 million (216.7 million) as compared to foreign exchange gain of US$ 4.3 million (197.6 million) during the previous quarter.

The quarter end rate for debtor’s revaluation was 44.93. Outstanding contracts at the end of Q3 2010 were about US$ 353.8 million which were contracted in the range of 41.1 to 48.3.

Operating Income

Operating Income including foreign exchange gain / loss was at US$ 32.2 million (1,436.8 million) or at 18.0% during the quarter as compared to US$ 31.5 million or at 18.8% during previous quarter. Year to date operating income is at 19.3%

Other Income

For Q3 CY2010, other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) stood at 1.4% or US$ 2.5 million (111.9 million) during the quarter as compared to 4.1% or US$ 6.9 million (322.1 million) during previous quarter. The decline is due to cyclical FMP income in Q2’10 and reduction in treasury investments due to special dividend paid during the quarter.

Profit before Tax

Based on above, Profit before tax for the quarter at 19.4% was US$ 34.8 million (1,548.8 million), as compared to US$ 38.4 million (1,783.5 million) at 22.9% during previous quarter.

Income Taxes

Income tax for the quarter was at US$ 6.0 million (267.9 million) at an effective tax rate of 17.3% during the quarter as compared to 17.4 % during previous quarter. Full year tax rate for 2010 is expected to be in the range of 18%.

Net Income

Consequently, net income for the quarter is at 16.1% at US$ 28.7 million (1,280.9 million), as compared to previous quarter net income of US$ 31.7 million (1,473.0 million) at 18.9%.

Balance Sheet and Cash Flow changes

During the quarter, against net income of US$ 28.7 million (1,280.9 million),cash from operating activities was at US$ 45.1 million (2,008.2 million),net of changes in current assets and liabilities of US$ 14.6 million (650.3 million) besides non cash charges of US$ 1.7 million (77.1 million)

Net cash provided in investing activities was US$ 174.0 million (7,753.3 million) including capital expenditure of US$ 1.5 million (68.1 million), net cash invested in Joint Venture in Japan US$ 0.6 million (26.1 million), net proceeds from sale of investments of US$ 176.1 million (7,847.5 million).

Net cash outflow on financing activities was US$ 204.3 million (9,104.8 million) comprising of proceeds from common shares issued under ESOP of US$ 3.2 million (144.2 million) and payment of special dividend including tax on common shares was US$ 208.0 million ( 9,267.0 million) and US$ 0.4 million (18.1 million) on other financing activities.

Over all cash and cash equivalents (including short term investments) post revaluation gain of US$ 10.7 million, were therefore at US$ 317.8 million (14,161.2 million),as compared to US$ 466.6 million (21,655.3 million) at the close of previous quarter.

Receivables at the end of Q3 2010 were at US$ 124.5 million (5,546.2 million) as compared to US$ 117.5 million at the end of Q2 2010. Number of days outstanding (Including Unbilled receivables) for current quarter was 79 days as compared to 84 days in Q2 2010

Figures in Million INR except EPS and Share Data

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME : BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	Sep 30 2010	Sep 30 2009	Jun 30 2010	2009
Exchange rate$1 = INR	44.56	48.09	46.41	46.40
Revenue	7,966.7	8,040.2	7,776.3	30,434.6
Cost of revenues	5,070.8	4,863.8	4,854.5	18,795.7
Depreciation	196.0	192.8	197.4	753.1
Gross Profit	2,699.9	2,983.5	2,724.4	10,885.9
Sales and marketing expenses	686.1	680.8	670.1	2,495.0
General and administrative expenses	795.6	865.7	795.0	3,166.3
Provision for doubtful debts and advances	(1.9)	25.3	(4.5)	105.2
Foreign exchange (gain) / loss, net	(216.7)	108.6	(197.6)	449.7
Operating income	1,436.8	1,303.1	1,461.4	4,669.6
Other income / (expense), net	111.9	283.4	322.1	1,109.0
Income before income taxes	1,548.8	1,586.5	1,783.5	5,778.6
Income taxes	267.9	(129.2)	310.5	220.8
Net income/(loss)	1,280.9	1,715.7	1,473.0	5,557.8
Earning per share
- Basic	9.82	13.39	11.37	43.33
- Diluted	9.51	13.07	11.01	42.67
Weighted average number of common shares used in computing earnings per share
- Basic	130,424,874	128,163,437	129,562,441	128,254,916
- Diluted	133,862,898	131,290,834	133,835,341	130,241,085

Important Notes to this release:

•    Fiscal Year

Patni follows a January – December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended September 30, 2010

•    U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

•    Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•    Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 6 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

•    Attached Fact Sheet (results & analysis tables)

About Patni Computer Systems Ltd:

Patni Computer Systems Limited (Patni) (BSE: 532517, NSE: PATNI, NYSE: PTI) is a global provider of IT services and business solutions, servicing global 2000 clients. Patni services its clients through its micro-vertical focus in banking, financial services (BFS) and insurance (I); manufacturing, retail and distribution (MRD); life sciences; communications, media and utilities (CMU).

With an employee strength of around 15,000; multiple global delivery centers spread across 15 cities worldwide; 29 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 656 million for the year 2009.

Patni’s service offerings include application development and maintenance, enterprise software & systems integration services, business and technology consulting, product engineering services, infrastructure management services, customer interaction services & business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its clients’ businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2008 certified and SEI-CMMI-Dev Level 5 (V 1.2) organization. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

Patni leverages its vast experience spanning three decades; deep domain expertise; full-spectrum services; and suites of IP-led solutions, methodologies and frameworks; in being an effective business transformation partner to its clients.

For more information on Patni, visit www.patni.com.

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations:

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa, Citigate Dewe Rogerson India; +91-22-4007 5037; gavin@cdr-india.com

Media Relations:

Leena Sapre, Patni India; +91-22-6693 0500; leena.sapre@patni.com

Tony Viola, Patni US; +1-617-354-7424; tony.viola@patni.com

IMPORTANT NOTE:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operaterions, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

-Ends-

Financial and Operating Information
for the quarter ended September 30, 2010	October 27, 2010

NOTES:

• Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended September 30, 2010.

• U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

• Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

• Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

• Reclassification

Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

1

Fact Sheet Summary Index

2

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME  — US GAAP (US$ ‘000)  for the quarter / period ended

	GAAP					NON GAAP Sep 30 2009				GAAP	NON GAAP 2009
Particulars	Sep 30 2010	Sep 30 2009	YoY change %	Jun 30 2010	QoQ change %	Sep 30 2009 Extra Ordinary Items**		Sep 30 2009 (Excluding Extra Ordinary Items)	YoY change %	2009 (Audited)	Extra Ordinary Items**		2009 (Excluding Extra Ordinary Items)
Revenue	178,787	167,190	6.9%	167,557	6.7%	—		167,190	6.9%	655,918			655,918
Cost of revenues	113,798	101,140	12.5%	104,601	8.8%	(1,158	)(1)	102,298	11.2%	405,079	(1,158	)(1)	406,237
Depreciation	4,399	4,010	9.7%	4,253	3.4%	—		4,010	9.7%	16,230			16,230
Gross Profit	60,590	62,040	-2.3%	58,703	3.2%	1,158		60,882	-0.5%	234,609	1,158		233,451
Sales and marketing expenses	15,398	14,157	8.8%	14,440	6.6%	—		14,157	8.8%	53,770			53,770
General and administrative expenses	17,854	18,002	-0.8%	17,130	4.2%	—		18,002	-0.8%	68,240			68,240
Provision for doubtful debts and advances	(43)	526	-108.2%	(96)	-55.0%	—		526	-108.2%	2,267			2,267
Foreign exchange (gain) / loss, net	(4,864)	2,259	-315.3%	(4,259)	14.2%	—		2,259	-315.3%	9,693			9,693
Operating income	32,245	27,097	19.0%	31,489	2.4%	1,158	(2)	25,939	24.3%	100,639	1,158	(2)	99,481
Other income / (expense), net	2,512	5,894	-57.4%	6,940	-63.8%	2,063	(3)	3,831	-34.4%	23,900	3,039	(3)	20,861
Income before income taxes	34,757	32,990	5.4%	38,429	-9.6%	3,221	(4)	29,770	16.8%	124,539	4,197	(4)	120,342
Income taxes	6,012	(2,687)	-323.7%	6,689	-10.1%	(8,144	)(5)	5,456	10.2%	4,759	(17,814	)(5)	22,573
Net income/(loss)	28,745	35,678	-19.4%	31,740	-9.4%	11,364	(6)	24,313	18.2%	119,780	22,011	(6)	97,769
Earning per share
- Basic	$0.22	$0.28	-20.8%	$0.24	-10.0%			$0.19	16.2%	$0.93			$0.76
- Diluted	$0.21	$0.27	-21.0%	$0.24	-9.5%			$0.19	16.0%	$0.92			$0.75
Weighted average number of common shares used in computing earnings per share
- Basic	130,424,874	128,163,437		129,562,441				128,163,437		128,254,916			128,254,916
- Diluted	133,862,898	131,290,834		133,835,341				131,290,834		130,241,085			130,241,085

**  Reviews of certain tax positions for previous years has resulted in net reversal leading to an increase in 2009 Gross Profit, Operating Income and Net Income.

(1)	Due to write back of provision for payroll taxes of earlier years
(2)	Impact of 1
(3)	Due to write back of provision for interest/ penalties of earlier years
(4)	Impact of 2 and 3
(5)	Due to write back of provision for income tax of earlier years
(6)	Impact of 4 and 5

1

A2) CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	30-Sep-10 (Unaudited)	30-Jun-10 (Unaudited)	30-Sep-09 (Unaudited)
Assets
Total current assets	516,792	660,398	546,229
Goodwill	69,931	69,331	65,784
Intangible assets, net	33,480	34,317	23,957
Property, plant, and equipment, net	138,279	137,873	146,324
Other assets	74,188	68,221	52,807
Total assets	832,670	970,139	835,101
Liabilities
Total current liabilities	120,363	112,111	133,234
Capital lease obligations excluding current installments	38	58	113
Other liabilities	56,272	53,014	27,865
Total liabilities	176,672	165,183	161,211
Total shareholders’ equity	655,998	804,957	673,889
Total liabilities & shareholders’ equity	832,670	970,139	835,101

A3) CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

Particulars	Sep 30 2010 (Unaudited)	Jun 30 2010 (Unaudited)	Sep 30 2009 (Unaudited)	2009 (Audited)
Net cash provided by operating activities	45,067	35,526	34,398	137,206
Net cash provided /(used in) investing activities	173,997	(18,159)	(32,732)	(132,699)
Capital expenditure, net	(1,528)	(4,167)	(2,355)	(18,711)
Investment in securities, net	176,110	4,977	(30,377)	(113,987)
Payment for acquistion/intangibles/Joint Venture	(586)	(18,969)	—	—
Net cash provided / (used) in financing activities	(204,326)	(4,945)	(571)	(3,150)
Others	405	699	(43)	(225)
Common shares issued / (Buy Back)	3,236	2,776	860	6,332
Dividend on common shares	(207,967)	(8,420)	(1,387)	(9,257)
Net increase / (decrease) in cash and equivalents	14,738	12,422	1,095	1,358
Effect of exchange rate changes on cash and equivalents	3,210	(3,591)	(535)	1,963
Cash and equivalents at the beginning of the period	67,549	58,718	57,087	60,138
Cash and equivalents at the end of the period	85,497	67,549	57,647	63,459

B1)CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter  / period ended

Particulars	Sep 30 2010 (Audited)	Sep 30 2009 (Audited)	YoY Change %	Jun 30 2010 (Audited)	QoQ Change %	2009 (Audited)
Sales and service income	8,226,993	8,017,247	2.6%	7,628,843	7.8%	31,461,457
Other income	488,832	171,214	185.5%	525,413	-7.0%	824,647
Total income	8,715,825	8,188,461	6.4%	8,154,256	6.9%	32,286,104
Staff costs	4,875,809	4,734,238	3.0%	4,538,925	7.4%	18,357,288
Selling, general and administration expenses	2,108,806	1,844,107	14.4%	1,938,977	8.8%	7,864,279
Interest	12,799	15,531	-17.6%	2,841	350.5%	77,200
Total expenditure	6,997,414	6,593,876	6.1%	6,480,743	8.0%	26,298,767
Net profit before tax and adjustments	1,718,411	1,594,585	7.8%	1,673,512	2.7%	5,987,337
Provision for taxation	273,864	(91,181)	-400.4%	206,089	32.9%	121,195
Profit/(loss) for the period after taxation	1,444,547	1,685,766	-14.3%	1,467,423	-1.6%	5,866,142
Profit and loss account, brought forward	26,007,432	20,226,909	28.6%	24,542,607	6.0%	18,102,057
Amount available for appropriation	27,451,979	21,912,675	25.3%	26,010,030	5.5%	23,968,199
Dividend on equity shares	8,244,435	—	—	2,221	—	387,383
Dividend tax	1,369,298	—	—	377	—	65,836
Transfer to general reserve	—	—	—	—	—	542,731
Profit and loss account, carried forward	17,838,246	21,912,675	-18.6%	26,007,432	-31.4%	22,972,249
Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	11.08	13.15	-15.8%	11.33	-2.2%	45.74
- Diluted	10.77	12.83	-16.0%	10.93	-1.4%	44.93
Weighted average number of common shares used in computing earnings per share
- Basic	130,424,874	128,163,437		129,562,441		128,254,916
- Diluted	134,131,996	131,413,935		134,297,615		130,560,132

1

B2) AUDITED CONSOLIDATED BALANCE SHEET - INDIAN GAAP   (RS. ‘000)

Particulars	30-Sep-10	30-Jun-10	30-Sep-09
Assets
Current assets, loans and advances	14,465,251	13,629,017	11,626,250
Goodwill	4,862,704	4,956,587	4,881,590
Fixed assets(Net of Depreciation)	8,363,284	8,594,237	8,448,428
Investments	10,350,287	18,510,382	15,544,306
Deferred tax asset, net	789,797	797,441	917,102
Total assets	38,831,323	46,487,664	41,417,676
Liabilities
Current liabilities and provisions	7,873,569	7,614,301	7,674,864
Secured loans	5,251	7,684	11,878
Deferred tax liability, net	102,788	88,359	167,441
Total liabilities	7,981,608	7,710,344	7,854,183
Total shareholders’ equity	30,849,715	38,777,320	33,563,493
Total liabilities & shareholders’ equity	38,831,323	46,487,664	41,417,676

B3)CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	Sep 30 2010 (Audited)	Jun 30 2010 (Audited)	Sep 30 2009 (Audited)	2009 (Audited)
Cash flows from / (used in) operating activities (A)	2,030,989	1,421,123	1,491,271	6,124,977
Cash flows used in investing activities (B)	8,219,071	(648,186)	(1,448,150)	(5,895,967)
Cash flows from / (used in) from financing activities (C)	(9,530,698)	(263,901)	(10,186)	(199,718)
Effect of changes in exchange rates (D)	3,296	(8,333)	(330)	(8,420)
Net increase / (decrease) in cash and cash equivalents during the period (A+B+C+D)	722,659	500,703	32,605	20,872
Cash and cash equivalents at the beginning of the period	3,137,732	2,637,030	2,740,207	2,931,750
Cash and cash equivalents at the end of the period	3,860,392	3,137,732	2,772,812	2,952,622

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000)

Particulars	Sep 30 2010	Sep 30 2009	Jun 30 2010	2009
Consolidated net income as per Indian GAAP	1,444,500	1,685,800	1,467,400	5,866,100
Income taxes	(1,800)	54,100	(95,000)	(31,800)
Foreign currency differences	(13,300)	18,100	9,100	50,900
Employee retirement benefits	(22,000)	42,700	82,300	(41,900)
ESOP related Compensation Cost	(23,300)	(33,600)	(8,700)	(47,100)
Impairment of Intangible		—		139,600
Amortisation of Intangibles , arising on Business acquisition	(28,900)	(26,100)	(32,100)	(90,300)
Others	(3,800)	(5,500)	(300)	(400)
Total	(93,100)	49,700	(44,700)	(21,000)

Consolidated net income as per US GAAP	1,351,400	1,735,500	1,422,700	5,845,100

2

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the  quarter / period ended

Particulars	Sep 30 2010	Sep 30 2009	Jun 30 2010	2009
Exchange rate$1 = INR	44.56	48.09	46.41	46.40
Revenues	7,966,747	8,040,167	7,776,338	30,434,601
Cost of revenues	5,070,831	4,863,834	4,854,533	18,795,688
Depreciation	196,036	192,834	197,376	753,060
Gross Profit	2,699,881	2,983,500	2,724,429	10,885,852
Sales and marketing expenses	686,130	680,788	670,149	2,494,951
General and administrative expenses	795,575	865,707	794,981	3,166,329
Provision for doubtful debts and advances	(1,925)	25,296	(4,459)	105,188
Foreign exchange (gain ) / loss, net	(216,723)	108,630	(197,649)	449,749
Operating income	1,436,824	1,303,078	1,461,407	4,669,636
Other income / (expense), net	111,936	283,431	322,095	1,108,958
Income before income taxes	1,548,760	1,586,508	1,783,502	5,778,593
Income taxes	267,882	(129,226)	310,453	220,812
Net income/(loss)	1,280,878	1,715,734	1,473,049	5,557,781
Earning per share
- Basic	9.82	13.39	11.37	43.33
- Diluted	9.51	13.07	11.01	42.67
Weighted average number of common shares used in computing earnings per share
- Basic	130,424,874	128,163,437	129,562,441	128,254,916
- Diluted	133,862,898	131,290,834	133,835,341	130,241,085

D2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	As on 30-Sep-10	As on 30-Jun-10	As on 30-Sep-09
Exchange rate$1 = INR	44.56	46.41	48.09
Assets
Total current assets	23,028,245	30,649,056	26,268,162
Goodwill	3,116,119	3,217,644	3,163,534
Intangible assets, net	1,491,890	1,592,637	1,152,091
Property, plant, and equipment, net	6,161,726	6,398,678	7,036,709
Other assets	3,305,800	3,166,155	2,539,488
Total assets	37,103,781	45,024,171	40,159,985
Liabilities
Total current liabilities	5,363,371	5,203,056	6,407,200
Capital lease obligations excl. installments	1,679	2,693	5,452
Other liabilities	2,507,460	2,460,388	1,340,004
Total liabilities	7,872,511	7,666,136	7,752,656
Total shareholders’ equity	29,231,270	37,358,034	32,407,329
Total liabilities & shareholders’ equity	37,103,781	45,024,171	40,159,985

D3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	Sep 30 2010	Jun 30 2010	Sep 30 2009	2009
Exchange rate $1 = INR	44.56	46.41	48.09	46.40
Net cash provided by operating activities	2,008,194	1,648,773	1,654,179	6,366,367
Net cash provided /(used in ) investing activities	7,753,288	(842,763)	(1,574,069)	(6,157,214)
Capital expenditure, net	(68,068)	(193,392)	(113,245)	(868,202)
Investment in securities, net	7,847,462	230,995	(1,460,824)	(5,289,012)
Payment for acquistion/intangibles/Joint Venture	(26,105)	(880,365)	—	—
Net cash provided / (used) in financing activities	(9,104,763)	(229,493)	(27,466)	(146,155)
Others	18,051	32,435	(2,091)	(10,448)
Common shares issued / (Buy Back)	144,195	128,854	41,338	293,800
Dividend on common shares	(9,267,009)	(390,783)	(66,713)	(429,507)
Net increase / (decrease) in cash and equivalents	656,720	576,517	52,645	62,998
Effect of exchange rate changes on cash and equivalents	143,030	(166,681)	(25,713)	91,080
Cash and equivalents at the beginning of the period	3,009,977	2,725,107	2,745,303	2,790,424
Cash and equivalents at the end of the period	3,809,727	3,134,943	2,772,235	2,944,503

3

E1 ) REVENUE ANALYSIS

Revenue By Geographical Segments	Sep 30 2010	Jun 30 2010	Sep 30 2009	2009
Americas	80.3%	81.0%	80.8%	80.1%
EMEA	11.8%	12.0%	13.5%	14.2%
APAC	8.0%	7.0%	5.7%	5.7%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Industry Verticals	Sep 30 2010	Jun 30 2010	Sep 30 2009	2009
Insurance	30.6%	30.1%	31.2%	29.7%
Manufacturing, Retail and Distribution	29.7%	29.9%	28.4%	29.0%
Financial Services	11.4%	11.9%	12.3%	12.8%
Communications,Media & Utilities	11.1%	11.7%	13.5%	13.5%
Product Engineering Services	17.1%	16.4%	14.6%	15.0%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Service Offerings	Sep 30 2010	Jun 30 2010	Sep 30 2009	2009
Application Development & Maintenance	61.5%	62.5%	65.0%	65.2%
Package software implementation	12.1%	13.2%	12.9%	13.3%
Product Engineering Services	12.8%	12.2%	11.1%	11.2%
Infrastructure Management Services	5.4%	5.4%	6.0%	4.9%
Business Process Outsourcing	8.2%	6.7%	5.0%	5.4%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	Sep 30 2010	Jun 30 2010	Sep 30 2009	2009
Time and Material	55.1%	56.9%	57.6%	59.4%
Fixed Price (including Fixed Price SLA)	44.9%	43.1%	42.4%	40.6%
Total	100.0%	100.0%	100.0%	100.0%

E2) CLIENT- REVENUE METRICS

Particulars	Sep 30 2010	Jun 30 2010	Sep 30 2009	2009
Top client	11.1%	11.2%	11.9%	11.9%
Top 5 Clients	35.6%	35.5%	38.3%	36.5%
Top 10 Clients	48.5%	48.6%	51.4%	49.7%
Client data
No of $1 million clients	98	92	92	92
No of $5 million clients	27	26	27	26
No of $10 million clients	14	14	16	15
No of $50 million clients	3	3	2	2
No of new clients	13	11	7	56
No. of active Clients	282	280	283	272
% of Repeat Business	95.9%	94.5%	93.6%	94.0%

E3) REVENUE MIX AND UTILIZATION

	Sep 30 2010	Jun 30 2010	Sep 30 2009	2009
Efforts
Onsite	26.0%	27.4%	26.8%	27.4%
Offshore	74.0%	72.6%	73.2%	72.6%

Revenue
Onsite	54.6%	54.4%	55.1%	55.8%
Offshore	45.4%	45.6%	44.9%	44.2%

Utilization	74.0%	75.0%	77.0%	74.9%

E4) EMPLOYEE METRICS

	Sep 30 2010	Jun 30 2010	Sep 30 2009	2009
Total Employees	16,556	14,893	13,607	13,995
Offshore	13,394	11,774	10,843	11,264
Onsite	3,162	3,119	2,764	2,731
Total	16,556	14,893	13,607	13,995

Sales & Support Staff	1,531	1,484	1,520	1,484
Net Additions	1,663	934	(173)	(899)
Attrition (LTM) excluding BPO	25.9%	21.5%	11.3%	13.7%

E5) FACILITIES - INDIA INFRASTRUCTURE (as on Sep 30, 2010)

	Operational**		Under Construction/ Furnishing
Location	Built Up Area	No. of Seats	Built Up Area	No. of Seats
	(Sq ft)		(Sq ft)
Mumbai	183,648	1,818
Navi Mumbai	136,669	1,818
Airoli	462,845	4,470
Pune	306,020	3,276
Gandhinagar	37,014	389
Noida	460,000	3,247
Hyderabad	97,497	757
Bangalore	78,343	803
Chennai	148,000	1,189
	1,910,036	17,767	—	—

** Owned plus leased

E6) RUPEE - CURRENCY RATES AGAINST US DOLLAR

	Sep 30 2010	Jun 30 2010	Sep 30 2009
Rupee
Period end rate	44.93	46.45	48.10
Period average rate	46.46	45.61	48.38
Other Currencies (Average Rate)
AUD	0.90	0.88	0.83
EURO	1.29	1.27	1.43
GBP	1.55	1.49	1.64
YEN	0.01	0.01	0.01

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: October 27, 2010	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary